UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SUNRISE SENIOR LIVING, INC.
(Exact name of registrant as specified in its charter)

Delaware	54-1746596
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

7902 Westpark Drive
McLean, Virginia	22102
(Address of principal executive offices)	(zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement
file number to which this form relates:

(if applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Rights to Purchase Series D Junior Participating Preferred Stock, $0.01 par value per share	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.
     On April 17, 2006, the Board of Directors of Sunrise Senior Living, Inc. (the “Company”) declared a dividend distribution of one right (“Right”) for each outstanding share of common stock, par value $.01 per share (the “Common Stock”), of the Company. The distribution is payable to stockholders of record as of the close of business on April 24, 2006. Each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series D Junior Participating Preferred Stock (“Preferred Stock”) at a price of $170 per one one-thousandth share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).
     Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate certificates evidencing the Rights will be distributed. The Rights will separate from the Common Stock and a distribution of Rights Certificates (as defined below) will occur upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”) or (ii) 10 business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or the first public announcement of the intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Distribution Date”).
     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates, and will be transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after April 24, 2006 upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 24, 2016, unless earlier redeemed or exchanged by the Company as described below. The Rights will not be exercisable by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights has not been obtained or is not obtainable.
     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will evidence the Rights. In general, and except as otherwise determined by the Board of Directors of the Company, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock, each holder of a Right will, after the end of a redemption period referred to below, have the right to exercise the Right by purchasing, for an amount equal to the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times such amount. Notwithstanding any of the foregoing, following the occurrence of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.
     For example, at a Purchase Price of $170 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $340 worth of Common Stock (or other consideration, as noted above) for $170.
     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall, after the expiration of the redemption period referred to below, have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right (e.g., common stock of the acquiring company having a value of $340 for the $170 Purchase Price).
     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock for each outstanding Right or, in certain circumstances, other equity securities of the Company which are deemed by the Board of Directors of the Company to have the same value as shares of Common Stock per Right, subject to adjustment.
     The Purchase Price payable, and the number of one one-thousandths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under certain circumstances.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock).
     In general, the Board of Directors of the Company, may cause the Company to redeem the Rights in whole, but not in part, at any time during the period commencing on April 24, 2006 and ending on the tenth day following the Stock Acquisition Date (the “Redemption Period”) at a price of $0.005 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors of the Company). Under certain circumstances set forth in the Rights Agreement, the decision to redeem the Rights will require the concurrence of two-thirds of the Directors. Immediately upon the action of the Board of Directors of the

Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.005 redemption price.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be subject to federal taxation to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.
     Except with respect to the Redemption Price of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Following the time at which any person becomes an Acquiring Person, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company provided however, no such amendment may (i) adversely affect the interests of the holders of the Rights (other than the interests of the Acquiring Person); (ii) cause the Rights Agreement to be amendable other than in accordance with the terms of the Rights Agreement; (iii) cause the Rights again to become redeemable at such time as the Rights are not then redeemable; and (iv) change the Redemption Price.
     Each share of Common Stock outstanding on April 24, 2006 will receive one Right. A total of 90,000 shares of Preferred Stock are reserved for issuance upon exercise of the Rights.
     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors of the Company. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors of the Company. Nor should the Rights interfere with any merger or other business combination approved by the Board of Directors of the Company.
     The above description of the Rights and Rights Agreement is qualified in its entirety by reference to the Rights Agreement, which includes the form of Certificate of Designation of the Series D Junior Participating Preferred Stock as Exhibit A, the Summary of Rights to Purchase Series D Junior Participating Preferred Stock as Exhibit B and the form of Rights Certificate as Exhibit C, a copy of which has been filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 21, 2006 and is incorporated by reference herein.

Item 2. Exhibits.
     The following exhibits are filed as part of this Registration Statement:
1.	Rights Agreement, dated as of April 24, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Certificate of Designation of the Series D Junior Participating Preferred Stock as Exhibit A, the Summary of Rights to Purchase Series D Junior Participating Preferred Stock as Exhibit B and the form of Rights Certificate as Exhibit C (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 21, 2006).

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNRISE SENIOR LIVING, INC.

Date: April 24, 2006	By:	/s/ Thomas B. Newell
Thomas B. Newell
President